

Holdon Bags, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023, 2022, & Short-Year ended 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Holdon Bags, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 27, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	**2022**	**2021**
ASSETS			
Current Assets			
Cash and Cash Equivalents	168,148	691,448	-
Prepaid Expenses	13,483	12,444	-
Accounts Receivable	162,335	-	-
Inventory	736,163	231,812	-
Total Current Assets	1,080,129	935,704	-
Non-current Assets			
Equipment, net of Accumulated Depreciation	11,689	13,092	-
Total Non-Current Assets	11,689	13,092	-
TOTAL ASSETS	1,091,818	948,796	-
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	521,260	304,702	-
Due to Related Party	12,961	124,442	-
Accrued Expenses	60,333	4,839	-
Sales Tax Payable	10,568	15,735	-
Accrued Interest	36,158	-	-
Accrued Interest - Related Party	2,617	-	-
Notes Payable	237,222	-	-
Deferred Revenue	-	4,158	-
Total Current Liabilities	881,119	453,876	-
Long-term Liabilities			
Notes Payable	195,000	-	-
Notes Payable - Related Party	616,230	-	-
Future Equity Obligations (SAFE Notes)	1,906,837	1,250,000	-
Total Long-Term Liabilities	2,718,067	1,250,000	-
TOTAL LIABILITIES	3,599,186	1,703,876	-
EQUITY			
Preferred Stock	99	99	-
Additional Paid in Capital	499,901	499,901	-
Accumulated Deficit	(3,007,368)	(1,255,080)	-
Total Equity	(2,507,368)	(755,080)	-
TOTAL LIABILITIES AND EQUITY	1,091,818	948,796	-

Statement of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	3,133,281	858,131	-
Cost of Revenue	1,260,838	321,391	-
Gross Profit	1,872,443	536,740	-
Operating Expenses			
Advertising and Marketing	1,057,588	780,356	-
General and Administrative	2,227,271	901,067	-
Research and Development	90,529	21,962	-
Related Party Management Fees	150,000	87,500	-
Depreciation	1,403	935	-
Total Operating Expenses	3,526,791	1,791,820	-
Operating Income (loss)	(1,654,348)	(1,255,080)	-
Other Expense			
Interest Expense	91,074	-	-
Interest Expense - Related Party	2,617	-	-
Other	4,249	-	-
Total Other Expense	97,940	-	-
Earnings Before Income Taxes	(1,752,288)	(1,255,080)	-
Provision for Income Tax Expense/(Benefit)	-	-	-
Net Income (loss)	(1,752,288)	(1,255,080)	-

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares	**$ Amount**	**# of Shares**	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance 4/1/2021 (Inception)	-	-	-	-	-	-	-
Issuance of Common Stock	8,410,525	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-
Ending Balance 12/31/2021	8,410,525	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	994,720	99	499,901	-	500,000
Net Income (Loss)	-	-	-	-	-	(1,255,080)	(1,255,080)
Ending Balance 12/31/2022	8,410,525	-	994,720	99	499,901	(1,255,080)	(755,080)
Issuance of Common Stock	308,930	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(1,752,288)	(1,752,288)
Ending Balance 12/31/2023	8,719,455	-	994,720	99	499,901	(3,007,368)	(2,507,368)

Statement of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(1,752,288)	(1,255,080)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation	1,403	935	-
Accounts Payable & Accrued Expenses	272,053	309,540	-
Due to Related Party	(111,482)	124,442	-
Sales Tax Payable	(5,167)	15,735	-
Inventory	(504,352)	(231,812)	-
Accrued Interest	36,158	-	-
Accrued Interest - Related Party	2,617	-	-
Prepaid Expenses	(1,039)	(12,444)	-
Deferred Revenue	(4,158)	4,158	-
Accounts Receivables	(162,335)	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(476,301)	210,555	-
Net Cash provided by (used in) Operating Activities	(2,228,588)	(1,044,525)	-
INVESTING ACTIVITIES			
Equipment	-	(14,027)	-
Net Cash provided by (used by) Investing Activities	-	(14,027)	-
FINANCING ACTIVITIES			
Issuance of Preferred Stock	-	500,000	-
Notes Payable	432,222	-	-
Notes Payable - Related Party	616,230	-	-
Future Equity Obligations (SAFE Notes)	656,837	1,250,000	-
Net Cash provided by (used in) Financing Activities	1,705,289	1,750,000	-
Cash at the beginning of period	691,448	-	-
Net Cash increase (decrease) for period	(523,299)	691,448	-
Cash at end of period	168,148	691,448	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Holdon Bags, Inc ("the Company") was formed in Delaware on April 1st, 2021. The Company earns revenue by selling sustainable, household goods and by changing plastic consumption habits with compostable, plant-based products that break down in weeks, not centuries. The Company's headquarters is in Santa Monica, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	14,027	(2,338)	-	11,689
Grand Total	-	14,027	(2,338)	-	11,689

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods and prepaid finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below:

Inventory Type	2023	2022	2021
Finished Goods	563,300	197,821	-
Prepaid Inventory	172,863	33,991	-
Grand Total	**736,163**	**231,812**	-

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company authorized a Stock Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 756,995 shares of the Company's Common Stock have been allocated towards this Plan to be awarded as Stock Options or Restricted Stock. The Stock Options granted throughout 2022 had an exercise price of $0.0001 and either vested immediately or were subject to the following vesting schedule: 36-equal monthly installments over the course of 3 years until fully vested. The Stock Options granted throughout 2023 had an exercise price of $0.09 and is subject to the following vesting schedule: 36-equal monthly installments over the course of 3 years until fully vested including a one-year cliff. 308,930 Stock Options have been exercised as of December 31, 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's Common Stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, April 1, 2021 (Inception)	-	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	
Total options outstanding, December 31, 2021	-	$-
Granted	505,675	$0.0001
Exercised	-	$-
Expired/cancelled	-	
Total options outstanding, December 31, 2022	505,675	$0.0001
Granted	50,264	$0.0900
Exercised	(308,930)	$0.0001
Expired/cancelled	-	
Total options outstanding, December 31, 2023	247,009	$0.0180
Options exercisable, December 31, 2023	35,064	$0.0001

	Nonvested Options	Weighted Average Fair Value
Nonvested options, April 1, 2021 (Inception)	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-
Granted	505,675	$-
Vested	(198,262)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	307,413	$-
Granted	50,264	$-
Vested	(145,732)	$-
Forfeited	-	$-
Nonvested options, December 31, 2023	211,945	$-

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 to be negligible.

In 2022, the Company granted its sole supplier a Warrant to purchase 249,704 shares of its Common Stock at a price of $0.10 per share. These shares are subject to vesting upon the occurrence of certain events, one of which is the grant

of extended payment terms on any accounts payable owed to this supplier. All shares have vested as of December 31, 2022.

The following table summarizes information with respect to outstanding warrants to purchase Common Stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
0.10	249,704	8/9/2027
0.001	43,659	11/15/2033
	293,363	

A summary of the warrant activity for the years ended December 31, 2023 and 2022 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at April 1, 2021 (Inception)	-	-
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	-	-
Grants	249,704	0.10
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	249,704	0.10
Grants	43,659	0.001
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2023	293,363	0.085
Vested and expected to vest at December 31, 2023	249,704	0.085
Exercisable at December 31, 2023	249,704	0.085

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company is a subsidiary of another Entity ("the Entity") that owned 94% of all the Company's issued and outstanding common shares as of December 31, 2022. Throughout 2022, this Entity paid operating expenses on behalf of the Company in the total amount of $1,124,443. In exchange for funding its operations, the Company converted $500,000 of this payable into 994,720 shares of its Preferred Stock. Furthermore, the Company converted an additional $500,000 of this payable into a SAFE Note of equal face value (please see "Note 5" for further information). As of December 31, 2023, the remaining balance of $12,961 bears no interest rate, no security interest, and is due upon demand.

On December 11th, 2023, the Company entered into an Intercompany Loan Agreement with the Entity resulting in an aggregate liability amount of $616,230 as of December 31st, 2023. The loan accrues interest at 5% annually and contains a maturity date of December 31st, 2028.

The Company pays a management fee of $12,500 per month to the parent entity for management and administrative services. The term of this management agreement is open ended.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $15M.

Please see "Note 3" regarding a SAFE Note issued in exchange for a related party payable.

On November 15th 2023, the Company entered into a loan agreement totaling $300,000. The loan accrues interest at the lesser of $45,000 annually or the Maximum Lawful Rate. The loan contains a maturity date on November 15th, 2025. The balance of the loan was $300,000 as of December 31st, 2023.

The Company took out a loan with Shopify for $205,000 with a total repayment amount of $231,650 with a remittance rate of 17% of daily sales. The Company makes estimated payments of approximately $770. The principal balance of the loan was $132,222.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	237,222
2025	195,000

2026	-
2027	-
2028	616,230
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Loan Fee	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Shopify Loan	205,000	26,650	2024	132,222	-	132,222	9,908	-	-	-	-
Notes Payable 1	300,000	$45,000 per year	2025	105,000	195,000	300,000	26,250	-	-	-	-
Notes Payable - Related Party	616,230	5%	2028	-	616,230	616,230	2,617	-	-	-	-
Total				**237,222**	**811,230**	**1,048,452**	**38,775**	**-**	**-**	**-**	**-**

NOTE 6 – EQUITY

The Company has authorized 13,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 8,719,455 shares were issued and outstanding as of December 31, 2023.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,000,000 shares of Preferred Stock with a par value of $0.0001 per share. A total of 994,720 shares were issued and outstanding as of December 31, 2023. Please see "Note 3" regarding the issuance of these shares in exchange for a related party payable.

Voting: Preferred Stockholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: Preferred Stockholders are not entitled to receive dividends when and if declared by the Board of Directors unless first converted into Common Stock.

Conversion: Preferred Stockholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, Preferred Stockholders are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 27, 2024, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $1,860,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M and $15M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Supplier Concentration Risk

Supplier Concentration Risk refers to the situation in which a significant portion of a company's inputs, raw materials, components, and/or services are sourced from a single supplier or a limited number of suppliers. As of December 31, 2023, the Company utilized one supplier for its production needs which exposed it to supply chain disruptions, production delays, and increased vulnerability to any adverse actions or circumstances affecting this vendor. Management is aware of this risk and has granted a Warrant to this supplier in an effort to maintain a stable relationship (please see "Equity Based Compensation" note for further information).